Contact

www.linkedin.com/in/aj-a-6927b01a (LinkedIn)

Top Skills

Poetry
Research
Design

Languages

Spanish (Professional Working)
Twi (Limited Working)
English (Native or Bilingual)

Honors-Awards

Sister's Merit Scholar
Louis Stokes Association for Minority Participation (LSAMP) Scholar
Undergraduate Research and Creative Endeavors Award Recipient
Sigma Xi Research Honor Society
Society of Cosmetic Chemists

AJ A.

PhD Chem Student @ UCLA + Founder of sula labs
Dallas-Fort Worth Metroplex

Summary

In the pursuit of redefining R&D for skin health — primarily for darker skin tones. I'm the founder of sula labs, a skincare R&D formulation lab that develops and consults around custom technologies for darker skin tones. Our clientele are in retailers such as Target, Sephora, and Unilever.

My background is in clinical research and formulation chemistry, with a first-author publication in the Journal of Drugs in Dermatology.

Currently pursuing a PhD in Chemical Biology starting this fall at University of California Los Angeles.

Experience

sula labs
Formulation Chemist & Founder
September 2021 - Present (11 months)
Dallas, Texas, United States

sula labs is a cosmetic R&D lab that partners with brands developing technologies for darker skin tones & Black brands. Current client portfolio includes brands in Target, Sephora, Unilever, and independent brands not in retailers.

Southern Methodist University
Visiting Researcher
December 2021 - Present (8 months)
Dallas, Texas, United States

Exploring the applications of alpha-arbutin and kojic acid as a paired alternative to harmful bleaching agents such as hydroquinone using a dark-skinned reconstructed human epidermis tissue model.

Multi
Chief Scientific Officer
September 2021 - Present (11 months)

Redefining the wellness experience with skincare, supplements and bodycare that connect the dots between beauty, body and mind. Feel good, do good ☻

Revision Skincare®
Research Scientist
December 2020 - September 2021 (10 months)
Irving, Texas, United States

MÜD
Research + Education Associate
April 2020 - December 2020 (9 months)

I design digital educational content based off of peer reviewed dermatology sources for an online skincare platform.

Northeastern University
Research Scientist - Biomaterial Design Group
November 2019 - December 2020 (1 year 2 months)
Greater Boston Area

Design biomimetic materials inspired by cephalopods (squid, octopus, and cuttlefish) that can impart light scattering properties and can be applied to cosmetics and skincare.

Credo Beauty
Clean Beauty Expert
November 2019 - December 2020 (1 year 2 months)

Sundaily
Head of Brand Partnerships
July 2019 - December 2019 (6 months)
Cambridge, Massachusetts

My duties for this position include:
-Organizing and overseeing all brand partnerships such as social media & email giveaways, subscription partnerships, and alliance with clean beauty companies
-Organizing and planning panels, podcasts, and blog content for the Chief Scientific Officer
-Reporting weekly company revenue statistics to the CEO
-Scheduling and curating content for the weekly newsletter
-Curating and designing content for the social media page
-Assisting with e-commerce-related platforms such as Shopify and Shiphero

adwoa beauty™
Digital Editor
August 2017 - October 2019 (2 years 3 months)
Dallas, Texas

My duties for this position include:

-Creating digital content for social media posts

-Writing and curating blog posts for the Adwoa Monday blog

-Modeling in campaigns for Adwoa Beauty promotional materials

-Materializing digital and creative content via Canva and Adobe Creative Suite

Northeastern University
Principal Investigator at Biosociology of Police Brutality in Media
Research
January 2019 - May 2019 (5 months)
Greater Boston Area

As a Undergraduate Research and Creative Endeavors fellow, I was awarded
the opportunity to conduct sociological research under the mentorship of Dr.
Silvia Dominguez. My duties included:
-Conducting semi-structured interviews for participants in research study
-Coding data from an IRB-approved survey
-Securing an International Review Board approval and upholding IRB
standards
-Holding weekly meetings to analyze coded data from surveyed information
-Transcribing semi-structured interviews
-Reading and cross-referencing findings with the Diagnostic and Statistical
Manual of Mental Disorders

The Avenue Magazine
Correspondent
September 2017 - May 2018 (9 months)

Frisco Style Magazine
Journalist
September 2016 - May 2017 (9 months)
Dallas/Fort Worth Area

_____

Education

University of California, Los Angeles
Doctor of Philosophy - PhD, Chemical Biology · (April 2022)

Northeastern University

Bachelor of Science - BS, Molecular Biology · (2017 - 2020)